Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 001-13388

The following transcript relates to an analyst conference call held on January 9, 2006 in connection with Boston Scientific’s announcement of its submission of a definitive offer to Guidant.  The slide presentation relating to the following transcript has been separately filed with the Securities and Exchange Commission.

Analyst Conference Call Transcript

Operator

Ladies and gentlemen, thank you for standing by and welcome to the Boston Scientific conference call. At this time all participants are in a listen-only mode. Later there will be an opportunity for questions and comments. Instructions will be given at that time. (OPERATOR INSTRUCTIONS). As a reminder this call is being recorded. I would like to turn the conference over to our host Boston Scientific Senior Vice President, Mr. Paul Donovan.

Paul Donovan - Boston Scientific Corp. - SVP

Thank you Tom. Good morning everyone. Thank you for joining us for our discussion of Boston Scientific’s definitive offer to acquire Guidant. As you know yesterday we issued a press release about our offer as well as the second release about our agreement to sell Guidant’s vascular intervention and endovascular businesses to Abbott assuming completion of our acquisition of Guidant. You may have also noticed that earlier this morning we announced our preliminary sales figures for the fourth quarter and for the 2005 financial year. All of these press releases are available on our website at www.bostonscientific.com.

Before we begin our call I have been asked to refer you to the Safe Harbor statement pertaining to forward-looking statements which we will be making during the course of our conference call. This conference call and the webcast presentation contain forward-looking statements. The Safe Harbor statement is displayed on slides two and three of the presentation. The company wishes to caution the listener that actual results may differ from those discussed in the forward-looking statements and you should carefully review and consider the Safe Harbor statement.

With us on the call this morning are Jim Tobin, Boston Scientific’s Chief Executive Officer, Larry Best, our Chief Financial Officer, and Paul LaViolette, our Chief Operating Officer. Now I would like to turn the call over to Jim Tobin for his perspective on the transaction.

Jim Tobin - Boston Scientific Corp. - CEO, President

Good morning everybody and thank you for joining us. As you all know on December 5th we announced our proposal to combine Boston Scientific and Guidant to create a global leader in cardiovascular devices. We said at that time that we would get this transaction done and we would get it done quickly. I am pleased to say that we have made tremendous progress over the past few weeks and yesterday we submitted a signed definitive agreement to Guidant.

We are committed to this transaction because there is a compelling strategic and financial rationale for combining both Guidant and Boston Scientific. First, it will enhance the diversification of our sales and earnings base by adding CRM to our business mix. Through the Guidant acquisition we will acquire a leading franchise in the underpenetrated CRM marketplace, a fast-growing $10 billion global business.

Second, the transaction will increase our combined growth rates and give our growth more consistency. And third, the transaction will give us another DES platform to go along with our existing platform. As part of the divestiture agreement with Abbott that we also announced yesterday, we will share strategic and commercial rights to Guidant’s DES portfolio. That will give us the ability to offer both paclitaxel-eluting and everolimus-eluting stents to interventional cardiologists. That is a powerful rationale for this combination, so after completing a comprehensive due diligence process we have submitted to Guidant a definitive offer of $72 per share, the same as our initial proposal last month. That includes $36 in cash and $36 in Boston Scientific stock.

Clearly our $72 per share offer provides a superior value to Guidant shareholders over J&J’s $64 per share offer. We have also included a collar on the stock portion of our offer to ensure certainty of value for Guidant shareholders. We are committed to closing this transaction rapidly. We have secured all the financing commitments we need to complete it. And through our agreement with Abbott for the divestiture of Guidant’s vascular intervention and endovascular businesses, we have demonstrated our commitment to addressing potential antitrust issues. That should help us gain regulatory approvals quickly both in the U.S. and Europe.

We have shown that we can move fast—and we will continue to do so right through the closing of this transaction. Our offer comes after the completion of a thorough due diligence process. We had great cooperation from Guidant and we were able to cover a lot of ground in a relatively short amount of time. We are pleased with the job we did on diligence and we are satisfied with the results. That is why we’re moving ahead with the $72 per share offer.

Although Guidant does face some short-term challenges, the long-term potential is significant and it is still intact. We now believe that the transaction will become accretive in 2009, about a year later than we originally anticipated, but overall this transaction is still everything that we had hoped it would be. Once we close the transaction, we will move swiftly into the integration of our two organizations. Integrating acquisitions is something we do well and I expect this one to proceed smoothly because our two companies already have a lot in common. Guidant and Boston Scientific are a natural fit. We have similar cultures, both companies focus intensely on our customers and both of us value innovation and risk-taking. So the integration will flow from the many characteristics that we both share and this is a very good starting point.

It is also important to note that Guidant’s key assets are still in place. Our due diligence has confirmed that Guidant’s CRM sales force and engineering capability are largely intact. This is another encouraging sign for the integration and for our business moving forward.

Before I turn it over to Larry I want to say that I am proud we have already taken some major steps foward in just a few short weeks. We have completed due diligence. We have developed a definitive offer. We have executed a divestiture agreement that should help us obtain swift regulatory approvals. And we have secured all the financing commitments we need. We are in position to close the transaction and to close it quickly. We believe this is the combination that makes the most financial and strategic sense for Guidant shareholders, employees and customers. Now I would like to introduce Larry Best who will give you an overview of the transaction.

Larry Best - Boston Scientific Corp. - CFO

Thank you Jim and good morning. Now let’s briefly review the key terms of our definitive agreement. There are not a lot of changes from our initial proposal but there are some that we would like to discuss. Under the offer Boston Scientific will acquire the outstanding shares of Guidant for a combination of cash and stock worth $72 per Guidant share. Our definitive offer which is valued at about $25 billion provides Guidant shareholders with a premium of about $3 billion compared to the current valuation of the transaction between J&J and Guidant. It represents about a 12% premium over J&J’s revised offer based on Friday’s closing price of the J&J stock.

As Jim mentioned earlier, we have added a 10% symmetrical collar to the share portion of the consideration to provide Guidant shareholders with certainty of value. The collar is based on the Boston Scientific closing share price last Friday of $26.24. So each Guidant share would be exchanged for $36 in cash and $36 in Boston Scientific stock provided that our average stock price is between $23.62 and $28.86 per share during the 20 consecutive trading days ending three days prior to the Guidant shareholder meeting to approve this transaction.

If our average share price is below $23.62 Guidant shareholders will receive a fixed amount of about 1.5241 shares of our stock for each Guidant share. And if our average price is above $28.86 they will receive a fixed amount of about 1.2474 Boston Scientific shares for each Guidant share.

Now as we stated on December 5th when we announced the proposed transaction, we believe that the current Boston Scientific share price today does not reflect the underlying value of Boston Scientific. Therefore we believe the stock component of our offer to Guidant shareholders provides a tremendous opportunity for significant upside potential.

Now our offer is subject to the satisfaction of customary conditions including clearance under Hart-Scott-Rodino and European Union merger control regulation. We will file for HSR and EU approvals shortly after we sign a definitive agreement with Guidant. We also need approval of both Boston Scientific and Guidant shareholders. As you know Boston Scientific’s two co-founders are fully supportive of this transaction and entities associated with them own over 30% of the company stock.

Our offer is not subject to any financing conditions. We hold commitment letters from Bank of America and Merrill Lynch for all the financing we need to consummate this transaction. We have also added since the original proposal Bear Stearns, Deutsche Bank and Wachovia to this syndicate. We expect to be able to complete this transaction in the first quarter of this year. Our financial advisers are Merrill Lynch, Bear Stearns and Banc of America Securities.

Now let’s turn to slide 10 and talk about the Abbott agreement. It is critically important not only for the quick completion of the Guidant acquisition but also for the business prospects of the combined company. As we said when we announced our initial proposal our intention was to divest Guidant’s vascular intervention and endovascular businesses in an effort to obtain rapid antitrust approval for the Guidant acquisition. Therefore, we have executed a binding agreement with Abbott. Abbott will buy Guidant’s VI and endovascular businesses when we complete this transaction with Guidant.

Now under the terms of the agreement Abbott will pay Boston Scientific total consideration of $4.3 billion. That includes an upfront cash payment of 3.8 billion around the time that we close our transaction with Guidant, along with two milestone payments, each of $250 million. One payment upon FDA approval in the U.S. of an everolimus-based DES product, the other upon similar approval in Japan. These payments will become due if the approvals are achieved anytime within ten years of the closing of the transaction with Abbott. In addition the agreement calls for Abbott at closing to provide Boston Scientific with a five-year $700 million subordinated loan at 5.25% interest rate. Now accordingly Boston Scientific will receive $4.5 billion in cash on or around the closing date of the Guidant transaction.

Now moving to slide 11, in addition to these divestitures the Abbott agreement also calls for Boston Scientific and Abbott to share rights to Guidant’s DES portfolio. That includes rights to intellectual property, technology transfers, the sharing of regulatory and clinical trial assets and the rights to iterate, manufacture and commercialize this technology. There is also a worldwide interim, and I would underscore interim, supply agreement that calls for Abbott to supply us with commercial DES product through 2010 and in certain cases 2012. Under this agreement Boston Scientific will earn 60% of the profit on the sales we make of Guidant-based DES products. Also encompassed by the agreement is a two-way covenant not to sue with regards to the field of vascular interventions for a period of five years post closing of the Guidant transaction.

Now let’s cover the financial implications of the transaction and the outlook for the combined company. As you can see on slide 13 we envision a double-digit growth rate in excess of 12% beginning in 2007, the first year of operations or complete full year of operations for the combined company. That top-line number grows steadily over the next five years to $16 billion in sales in 2011. This particular projection is based on Wall Street’s consensus estimates of what Boston Scientific can achieve on a standalone basis along with our own estimates on the future performance of Guidant's CRM business. As you know, we believe there is somewhat of a disconnect between our view and Wall Street’s view of our growth potential. In fact, we have chosen to use Wall Street’s more conservative set of numbers on our performance in these projections. We believe we have also used a very conservative view on the Guidant CRM business.

Let’s go to slide 14. By combining Guidant and Boston Scientific we have a high degree of confidence in our ability to achieve double-digit growth, not only on the top line as I discussed but also on the bottom line as well. As you can see on slide 14, using the low end, and I underscore the low end, of our range, we are projecting a compounded annual growth rate of 20% plus in cash earnings per share over the five years following the completion of this transaction.

Let’s take a look at pro forma operating cash flow. On a standalone basis both Boston Scientific and Guidant each generate strong cash flows. But when you bring together our own cash generating ability with the cash generating ability of Guidant's CRM business with its high gross margins, you have a combined operating cash flow that is extremely attractive and approaches $5 billion in 2011.

As you can see on slide 16, the combined Company’s strong cash flow will give us the financial ability to rapidly pay down our debt resulting in a dramatically reduced net debt position. By the end of 2010, less than 60 months from the date of closing of this transaction, Boston Scientific expects to have substantially extinguished the borrowing related to this deal.

Now let’s look our credit profile. Considering the prudent amount of debt used to finance this transaction and the cash flow projections we just outlined, and if you look at our credit profile on slide 17, you see that in 2008 as a combined company our credit rating statistics are the same or better than Boston Scientific on a standalone basis. This profile supports the continuation of our investment-grade rating for Boston Scientific.

Now let’s turn to the issue of shareholder value creation. When you look — when you take a look at the overall financial picture it is clear that this transaction provides an opportunity to enhance the rate and the consistency of growth in both our sales and earnings over the next five years. It also allows us a more predictable picture in terms of financial results. As you know, one of the most important drivers of this transaction is the tremendous upside potential in delivering long-term shareholder value. Based on the valuations of peer companies in our industry we believe this transaction will provide us with the diversification and growth profile that should attract a significantly higher price/earnings multiple from the investment community.

In addition, it is the goal of the management team of Boston Scientific to outperform current Wall Street estimates in the years to come offering additional source of shareholder value creation. Now before I turn it over to Paul LaViolette, please let me spend a minute to take you through the significant progress we have made so far and where we need to go from here to get this transaction completed. First of, due diligence is completed. It is done. It is behind us. We have also talked to the antitrust authorities about regulatory issues and the approval process. We have already held a number of productive discussions with the rating agencies regarding our credit profile. To address potential antitrust issues, we have now agreed to divest Guidant VI and endovascular businesses to Abbott. This represents a major step in completing the Guidant acquisition quickly. Our agreement with Abbott is binding.

Over the past couple of weeks we have discussed and agreed to substantially all the terms of the definitive merger agreement we have provided to the Guidant Board yesterday. So they are in a position we feel to deal with the definitive offer that we provided to them. So what is left? In the next week or so we will enter into a definitive agreement with Guidant. Shortly thereafter we will file HRS and EU regulatory approvals. The shareholder votes for both companies would happen sometime in the first quarter which is also when we expect to be able to close this transaction.

Now I would like to turn the call over to Paul LaViolette to discuss what this transaction does for Boston Scientific on a combined basis going forward.

Paul LaViolette - Boston Scientific Corp. - COO

Thanks Larry. Let me start by highlighting what we believe are the principle value drivers behind this combination. As Jim mentioned earlier, the addition of Guidant provides us with several important benefits. It gives us enhanced diversification and a growth profile with a more consistent stream of revenue and earnings. It gives us Guidant’s leading CRM business which is a critical element in creating this more diversified business model. It gives us a second DES platform through the agreement Larry reviewed with Abbott. And by transforming our respective operating capabilities into one company, it gives us tremendous potential for revenue and operating synergies in several areas in addition to the cost synergies we have already discussed.

Enhanced diversification and growth are the keys. If you take a look at slide 23 you will see on the left the breakdown of Boston Scientific’s projected sales, and on the right there is a breakdown of projected sales for the combined company. As you know, we have had great success in our DES business and in our many other segments. Now this transaction gives us an opportunity to add businesses that will be drivers of additional sustainable long-term growth for the combined company.

As you can see on the left side of the slide, DES now accounts for about 40% of Boston Scientific’s annual revenues. But in a combined company, DES will represent only about 25% of our overall revenues. That revenue will be generated by two fully independent and differentiated DES platforms, our existing paclitaxel-eluting stents and Guidant’s everolimus-eluting stents, which come as part of the Abbott agreement. And of course we will also be adding Guidant’s CRM business which will account for about 25% of the combined business. From an investor perspective this combination transforms our company into a pre-eminent pure play in medical devices with balance and scale.

One of the primary attractions of this transaction is acquiring a leading business in the high growth CRM segment. As you can see on this slide growth in the high power segment is outpacing the overall $10 billion CRM business which is growing at an overall annual rate of 13%. High power represents a large, fast-growing and under-penetrated opportunity for us. Guidant’s well-established business in this segment will be a tremendous addition to Boston Scientific’s current range of products in our areas of expertise.

Both before and during our due diligence we took a long, hard look at the CRM business in general, and Guidant in particular, including some of the setbacks the company has recently faced. As you can see on slide number 25 we have taken a conservative view. We expect Guidant’s CRM business to reach a low point this year and then begin to rebound. We expect a continuous recovery through the out years back to a level that is consistent with market shares historically achieved and held by Guidant. To sum up, by eventually regaining and then expanding share in CRM, we have an opportunity to outperform a fast-growing market.

On slide 26 you can see the key elements that inform our view of the path to recovery for Guidant CRM business. We believe this recovery can be accomplished because the Guidant commercial and technical teams are stable. They are capable. They are experienced and they are motivated. Guidant’s management has done a commendable job retaining its people and ensuring stability throughout the sales and engineering staffs. They will be a valuable asset for our combined company. We believe we have gained an understanding of the quality and regulatory issues that Guidant faces. This is based on both our own industry experience and our review of Guidant during due diligence. Guidant has a constructive relationship with the FDA and we know they are working hard to resolve the issues they face. Once the transaction is completed we believe our participation will help advance that process.

We are also encouraged by Guidant’s sustained investment and continued development of technology in its CRM product pipeline. This is reflective of the traditional role Guidant has played as the historic innovator in this field. We have taken a conservative perspective on Guidant’s ability to deliver new product introductions and to enable their overall recovery.

After discussions with numerous physicians, though confidence has been strained by recent events, we found that Guidant is still recognized as a respected leader in CRM. The physicians interviewed also reinforce their continued productive relationship with Guidant sales force and their respect for Guidant’s technology.

Now on slide 27 let’s turn to the DES opportunity. The message here is that the DES market remains very attractive and continues to grow. This growth is being driven by higher international market penetration, expanding indications based on clinical data, new technologies and the increasing complexity of the patients being treated. These factors contribute to a $6 to $7 billion market by 2009; a market in which Boston Scientific will remain the leading player.

Slide 28 illustrates our dual platform in DES. First, there is our existing TAXUS platform. Our position with TAXUS is very solid, a function of compelling clinical data, excellent product performance and strong worldwide market shares. We have articulated our positive outlook for our DES pipeline, led by our newest stent, TAXUS Liberte. The upgraded Apex delivery system and a series of next-generation investments thereafter. Based on these strengths paclitaxel-eluting stents will remain our primary DES focus.

As Larry mentioned earlier, through the Abbott agreement we will now gain access to strategic and commercial rights to Guidant everolimus-eluting stent and related technologies as a second DES platform. Through the interim supply agreement, we anticipate launching this product later this year outside the United States upon receipt of international regulatory approvals. We expect the 2008 launch in the U.S. We will immediately begin merging our advanced development capabilities with those Guidant technologies, using the everolimus drug and polymer combination available through the Guidant combination to create a parallel product line and a comprehensive new product Cadence. We will then have a diverse, deep technology portfolio for all elements in drug-eluting stents. This gives us the opportunity to provide highly differentiated products to our global customer base.

Slide 29 gives you a snapshot of the current leaders in cardiovascular devices. As you can see this transaction will put our combined company at the very top in a head-to-head position with Medtronic with great balance in cardiac rhythm management and interventional cardiology. We are clearly in the race for overall leadership in one of the most valuable segments in medical technology. And this transaction establishes us as one of the top three players in the medical device industry.

There are a number of benefits of this transaction that cannot be readily quantified, but which we believe can add significant value to our combined operating capabilities. When you put the two companies together, there are a number of important areas where we can identify and capture revenue and operating synergies, in addition to the cost synergies previously announced. In short, there is more power to this combination than meets the eye. For example, in technology, we will have microelectronics leverage between cardiac rhythm management and neuromodulation. In sales, we will have the largest cardiovascular presence.

As we take a close look at our combined international footprint, our joint operations and the therapies we can develop together, the whole of this combination is clearly greater than the sum of the parts. Before I turn it back over to Jim for his conclusion, let me briefly sum up the compelling rationale for this acquisition. We are bringing together two well-established, innovative leaders to create a highly diversified growth company with significant upside potential. We will have multiple growth engines in the most attractive segments of the devices industry, both within and beyond cardiovascular, with consistently strong sales growth over the long term. Jim?

Jim Tobin - Boston Scientific Corp. - CEO, President

Thanks Paul and Larry. Before we take questions, let me make just a few brief comments. As you know, we have submitted our definitive offer to Jim Cornelius and the Guidant Board. I expect Jim and the Board will consider it promptly and carefully. We have demonstrated our commitment to close this transaction quickly, and we are confident that the shareholders, employees and customers of both Guidant and Boston Scientific will realize substantial benefits from the compelling combination. Finally, as CEO, I want to say, on behalf of the Company, how enthusiastic all of us are about welcoming Guidant’s employees to the Boston Scientific family. Now, we are happy to take questions. Operator?

QUESTIONS AND ANSWERS

Operator

(OPERATOR INSTRUCTIONS). Our first question today comes from the line of Tao Levy with Deutsche Bank.

Tao Levy - Deutsche Bank Securities - Analyst

A couple of quick questions here. Are there any — can you maybe highlight some of the conditions for this transaction to go forward based on your due diligence? Or is it similar to what we have seen with J&J’s definitive merger agreement whereby prior recalls or any of those issues are not going to have a negative impact in your closing this transaction?

And also were you surprised at the value of Guidant’s stent business that you’re able to obtain? It looks like the non net debt that you’re bringing on is $1 billion less, so I was just wondering if the two were related?

Larry Best - Boston Scientific Corp. - CFO

First, this is Larry Best. On the—I think you are referring to the material adverse conditions in the agreement. Our agreement is essentially the same as the one that is part of the Johnson & Johnson/Guidant agreement. So no real changes if you look at that clause, it is almost identical to our clause. So no difference there.

On the sale of the VI assets to Abbott, it is clear that this Guidant franchise is a very valuable one. We had many interested parties. Abbott was able to put a fair value on it and also looked to us to be very clean, a clean buyer in terms of very few, if any, FTC or antitrust issues. So that is the reason why that agreement was signed with Abbott. I think the underlying value of their VI and DES franchises is clearly very very strong.

Tao Levy - Deutsche Bank Securities - Analyst

And could I also just add in your due diligence on the recent warning letter that Guidant received what are your expectations for that to be lifted? What are your regulatory people telling you?

Paul LaViolette - Boston Scientific Corp. - COO

This is Paul. First of all we’re familiar with these sorts of situations; the elements of the warning letter were very consistent with the observations previously identified through plant audits and so there really were no surprises. If anything it would have been more surprising to not receive a warning letter. So we take this very much in stride. The Guidant team has conveyed their expectations that this can be lifted in a six to twelve month timeframe and our perspective would be conservatively to take the longer end of that timeline and assume a year or there abouts.

Operator

John Calccagnini with CIBC World Markets.

John Calcagnini - CIBC World Markets - Analyst

I wondered if you guys could talk a little bit about what kind of due diligence you did on the ICD market itself? I know you’re using Wall Street expectations in terms of your dilution analysis, but what kind of basic work did you do on the market to ascertain that the price you’re paying is reasonable? There has been, as you know — there has been a lot of recalls and there may be some disenchantment with these devices among patients or certain physicians and I just wondered if you did a lot of work in that area or is it more you’re just kind of want to diversify the business and see this as an opportunistic kind of opportunity. Or just maybe talk about that a little bit.

Paul LaViolette  - Boston Scientific Corp. - COO

First of all, we have looked at this very extensively and we have looked at it very extensively over a long period of time. So assessing CRM is not a late event for us. It is something we have done continuously for Boston Scientific. There is very little question that it is a complex market but it's very large. It's underpenetrated. It's underpenetrated by clinical indications, by geography. There is no question in our mind technology will continue to enable its expansion. We are aware because of the complexity the miniaturization of these technologies that technical problems do occur on occasion. They have occurred over time. They have occurred for all companies. We are not at all dissuaded from our belief in the opportunity because of those events. So we have looked at it closely, carefully. We certainly looked again during this process but we are highly confident in the sustained growth of this market, again based on the clinical benefits of the technology and the generally underpenetrated status of the current market.

John Calcagnini - CIBC World Markets - Analyst

I wondered if you could talk about what your debt capacity is right now if you, would you consider a higher bid? What is your debt capacity? I notice you have a $700 million loan it looks like from Abbott as part of the deal. Did you bump up against your debt limits based on EBITDA and multiples or something or EBIT multiples with the lenders? Or maybe if you could comment on that?

Larry Best - Boston Scientific Corp. - CFO

In terms of borrowing capacity we have substantially more borrowing capacity. We have a lot of financial flexibility so that is not an issue. But on the other topic today we have placed a value of $72 on the table. We think it's a fair value for the Guidant shareholders and we plan to close this transaction at 72.

John Calcagnini - CIBC World Markets - Analyst

Why the 700 million loan from Abbott? Can you explain that?

Larry Best - Boston Scientific Corp. - CFO

Why not?

John Calcagnini - CIBC World Markets - Analyst

Is it interest-free or something?

Larry Best - Boston Scientific Corp. - CFO

No, it's at 5.25%. It allows us to have more financial flexibility because we don’t have to take down, we have a $2 billion revolver that we do not have to take down because of the Abbott loan. It is just additional opportunity to borrow at a low rate.

Operator

Mike Weinstein with JPMorgan.

Mike Weinstein - JPMorgan - Analyst

I first want to start by understanding the economics of the arrangement you have set up here with Abbott. So based on your comments or you say you share 60% of the profits when Boston Scientific sells a Guidant stent. Is that what you’re stating?

Larry Best - Boston Scientific Corp. - CFO

Let me explain how we approached it. We looked at what was a fair supply agreement and what was a fair manufacturing margin to pay to Abbott for delivering products to us for an interim period until we could transfer the technology into our plants and basically be able to make the technology and then iterate it to perhaps our balloons and our stents down the road, which will take a number of years. So we started with basically you take the ASP of what we sell the product at, you then take — reduce that by the actual cost of manufacturing the product. You then reduce it by any royalties owed to, for example Novartis, and then you factor in maybe a 7% direct selling. And everything else is — would be the profits on it. For example, if we were to manufacture it ourselves and we have agreed to pay Abbott a manufacturing margin that represents 40% and we retain or earn 60% of that profit opportunity.

Mike Weinstein - JPMorgan - Analyst

And when Abbott sells a Guidant drug-eluting stent does Boston Scientific make anything?

Larry Best - Boston Scientific Corp. - CFO

Abbott has rights to independently sell, market, manufacture their own product and their own product is their own product. And they retain 100% profits for what they sell. It really is a pretty — its constructed to be very independent except for the interim agreement where we want to be able to market the XIENCE stent platform in Europe, maybe even this year. And then into other parts of the world, then onto the U.S. and Japan. So this interim agreement allows for, on a private label basis, to supply the market — our customers — with both our TAXUS product and an everolimus-based product.

Mike Weinstein - JPMorgan - Analyst

And Larry, just if I try and do the math on what you said so the pretax profit for Boston Scientific on the sale on the XIENCE stent versus the sale of the TAXUS stent. How would that compare. Would it be a third, a half?

Larry Best - Boston Scientific Corp. - CFO

Let me just — if you do the math and let’s say you are selling a stent in Europe for $2000 say, just for example, I think it comes out where we are making $1100 or $1200 per stent sale. And you know what our profitability on TAXUS is. Obviously when you’re in a supply agreement you’re not going to make the same profits as you do when you manufacture itself. However, we do have the rights to transfer this technology in total, manufacture it ourselves, put our own stent balloon on it and seek 100% of the profit. So this is just an interim agreement that will bridge us to independence on this platform and 100% of the profitability on anything we manufacture and sell.

Mike Weinstein - JPMorgan - Analyst

And then I had one question about your projections. If I am looking at the numbers right it looks like in 2006, I’m sorry in 2007, revenue growth should be in the neighborhood of 10% based on what you are projecting. But then in 2008 you’re modeling acceleration to 16% revenue growth. And I was hoping you could explain that, is that all because of the assumption of a XIENCE launch in the U.S.? Why does revenue growth accelerate so much in 2008?

Larry Best - Boston Scientific Corp. - CFO

In 2008 it is a combination — you are talking about the combined sales right?

Mike Weinstein - JPMorgan - Analyst

Yes.

Larry Best - Boston Scientific Corp. - CFO

It is a combination of both the strength of Japan for Boston Scientific on TAXUS, as well as the strength of XIENCE, what we project we can do with a XIENCE on a European and IC basis, and then also not to mention the CRM growth. Keep in mind we are starting with a very — in our assumptions we are basing the CRM business below what Guidant management would. I mean we basically took a very conservative look at the recovery plan. I think it is fair to say that our estimates for the CRM recovery plan are extremely conservative when compared to if you talk to the Guidant management team. But we have chosen to be conservative on these numbers. The numbers that are on the slides represent our low range and so 2008 is all about our TAXUS business, the XIENCE opportunity and recovery of CRM.

Mike Weinstein - JPMorgan - Analyst

And so just to be clear just based on what you just said, are you guys, is there a shift there on the timeline on TAXUS in Japan?

Larry Best - Boston Scientific Corp. - CFO

No, not at all. That is the first — it will be for a first full year, we will get into Japan in ‘07, but we will have a full year and we always sell more in the second year than the first year.

Mike Weinstein - JPMorgan - Analyst

Is it no longer early ‘07? Is it later in ‘07?

Larry Best - Boston Scientific Corp. - CFO

I think there has been no change.

Paul LaViolette  - Boston Scientific Corp. - COO

That’s right. There has been no change.

Operator

Our next question is from Bob Hopkins with Lehman Brothers.

Bob Hopkins - Lehman Brothers - Analyst

First a question for Paul. I was wondering have you seen part of the SPIRIT II data as a part of your due diligence and if not, is there some contingency that exists for Abbott should the SPIRIT II or even SPIRIT III data prove disappointing?

Larry Best - Boston Scientific Corp. - CFO

It is Larry Best. Let me the explain the due diligence process. As you can imagine Guidant, you know was very protective of their program in terms of our doing due diligence. We had the opportunity to do a certain level of due diligence. Abbott had the opportunity to do a much deeper dive on due diligence. My understanding from their due diligence is that they were very impressed with the data and what they found, and that is how they came up with the valuation and decision to move forward. So we can’t speak to the specifics of anything that really isn’t public on the DES program.

Paul LaViolette  - Boston Scientific Corp. - COO

And clearly Bob this is a program in development. We understand there are still risks ahead. We like the data. The drug is from a family that should work and the science has been done to put the program together such that it should work. But we fully recognize there are still development and clinical hurdles to go before we have a sure thing. And that has been reflected I think in our expectations.

Bob Hopkins - Lehman Brothers - Analyst

But is there a contingency in your contract with Abbott?

Larry Best - Boston Scientific Corp. - CFO

Contingency with regard to what?

Bob Hopkins - Lehman Brothers - Analyst

If the data is disappointing.

Larry Best - Boston Scientific Corp. - CFO

There are no contingencies — let me reiterate — there are no conditions or contingencies in our agreement with Abbott. If we close, when we close a Guidant transaction Abbott is obligated to buy the VI and DES business as is for the amounts described. There are no contingencies, there are no conditions. This deal goes forward even if there is something that happens in the VI business between now and closing.

Bob Hopkins - Lehman Brothers - Analyst

And then one follow-up question Larry is could you be to the degree it is possible a little more specific in terms of your expectations for 2008 in terms of U.S. drug-eluting stent marketshare and ICD market growth and market share and those kinds of things?

Larry Best - Boston Scientific Corp. - CFO

We are going to have a session with analysts on 2006, 7 and 8 coming up here in a couple of months and we are going to deal with the underlying assumptions. Paul do you want to make any comments about 2008 and market shares —?

Paul LaViolette - Boston Scientific Corp. - COO

The markets are in the slides, so we have described CRM and DES overall. And we have not fundamentally altered our run rate expectations that we have previously discussed for TAXUS. And as Larry has already articulated CRM will be in a recovery mode at that point and we think we will be in a share gaining mode in 2007 and 2008.

Larry Best - Boston Scientific Corp. - CFO

But Bob I think it is fair to say keep in mind the numbers I put up here on the slides are basically Wall Street estimate consensus on our shares. There is no question there is a major disconnect between what our goals are for TAXUS in 2008 and what the Street is at. Our shares in our models for 2008, independent of this transaction, are approaching 50% of the market.

Operator

Glen Reicin with Morgan Stanley.

Glenn Reicin - Morgan Stanley - Analyst

Two very quick questions. First. I assume Larry that the guidance does not exclude or did not include any options expensing. Is that correct?

Larry Best - Boston Scientific Corp. - CFO

Well it is all data presented; it's fully loaded for stock option expense.

Glenn Reicin - Morgan Stanley - Analyst

Okay. So it is. And then secondly, in the past you have talked about synergies of about $400 million or I think 250 to 400 million. And then obviously there is going to be a good amount of reinvestment necessary for the ICD business and this is one of the issues that J&J has been emphasizing. Can you talk a little bit about what you have learned in the last couple of weeks? And maybe quantify how much reinvestment you think is necessary to get that share level back to where it was on the ICD business?

Paul LaViolette - Boston Scientific Corp. - COO

Well, we have taken a very close look at what will be required and I will say we have absolutely built into our model several incremental expenses. First and foremost our due diligence taught us that Guidant’s management approach to running the business during this period of constrained sales has been to continue to invest fairly aggressively. They have invested in pipeline. They have not pulled back on their investment in selling and marketing, so our belief is they have done all the right things on their spending approach. We have also built in our pro forma P&L’s incremental expenses though I won’t specifically quantify them for incremental investments in quality systems, as well as for the parallel investment in a second drug-eluting stent program. So all of those expenses as we can reasonably expect are built into our pro formas.

Glenn Reicin - Morgan Stanley - Analyst

Any way of quantifying how that jives with the 400 million number?

Larry Best - Boston Scientific Corp. - CFO

Not really. We don’t relate the $400 million number to the — it is fair to say that in 2006 and into 2007 our expense numbers are greater after due diligence because of the investment we will have to make in the longer recovery. But that is not a part of the 400 million cost reductions that we are going for. We’re going for those $400 million cost reductions and perhaps even more once the transaction closes. The offset of that which is your point, is that there will be additional cost for the recovery program and we haven’t quantified those to the point where — because there is legal costs — there is the actual operating costs — but it is fair to say that the difference in EPS if you will from when we proposed the transaction to where we are today is probably $0.06, $0.07 a share.

Glenn Reicin - Morgan Stanley - Analyst

One last question a little bit esoteric, in terms of your due diligence on the IP front. Late last week Judge Robinson ruled that Guidant can in fact sue St. Jude with respect to their CRT-D product lines. What have you learned in your due diligence regarding those patents and do you at all anticipate any upside from that?

Larry Best - Boston Scientific Corp. - CFO

I would say it would be inappropriate for us to discuss what we found in due diligence. What we found in due diligence was a result of a confidentiality agreement, so it would be inappropriate for us to comment on that.

Glenn Reicin - Morgan Stanley - Analyst

Fair enough. Thank you.

Operator

Katherine Martinelli with Merrill Lynch.

Katherine Martinelli - Merrill Lynch - Analyst

Two questions, one on CRM and one on stents. First on the CRM side and as a follow-on to some of the other questions, can you just give us some sense of why you think the CRM business hits the low point in 2006 in terms of market share versus why we haven’t already seen or will see that low point in the fourth quarter given that there hasn’t been any additional recalls or, knock on wood, negative press of late related to it? I am just trying to understand why that share should keep going down at this point.

Larry Best - Boston Scientific Corp. - CFO

Keep in mind Katherine, I wouldn’t read too much into that from our numbers. We are just — it is safe to say we’re trying to provide for the low-end scenario. We have done three to four weeks of due diligence. We have talked to Guidant management. We have spent a lot of time with them. But, things have continued to move over the past four weeks from the time we announced a proposal and today, and so we just chose to have a very conservative look or estimate for ‘06. We may be too low. This may have been bottomed out and we are on an upward. But we just didn’t want to announce this transaction today with anything but very conservative estimates.

Katherine Martinelli - Merrill Lynch - Analyst

Thanks. That’s very helpful. And then on the stent side when you reported Q3 results you had stated that you expected to see a sequential increase in your U.S. drug-eluting stent marketshare, unless the market really declined in the quarter maybe because of fewer redo rates your share looks like it probably went down sequentially. So I am just trying to understand what you think might be going on in the market or is the safety message that J&J is trying to, been trying to market still resonating because if that is the case perhaps the share opportunity for everolimus is greater than TAXUS longer-term. And obviously that would have some implications on the profitability profile given that you obviously make TAXUS versus the OEM agreement.

Larry Best - Boston Scientific Corp. - CFO

First of on the latter point on the profitability side, keep in mind we will be earning 100% of the profit once we transfer this to our new platforms.

Katherine Martinelli - Merrill Lynch - Analyst

Although I thought Larry you said that was going to take years —

Larry Best - Boston Scientific Corp. - CFO

Yes. That will take three to five years.

Paul LaViolette - Boston Scientific Corp. - COO

First of all, I think the strength of our business qualitatively and quantitatively has improved this quarter. The data battles, if you will, in the marketplace are trending very favorably for TAXUS and that certainly was bolstered by several trial announcements at the TCT. So there is no ongoing defensive posture for TAXUS today. It is really more of an offensive move, number one. Number two, we will update you on market share specifics as well as market sizing when we do our earnings call. But we have clear evidence based on internal sales as well as MRG share audits that our business has picked up as we had expected that it would. The intra-quarter trends are favorable. Obviously we had higher average share in Q3 but when you look at where we exited Q3, October and November are up. We don’t have MRG data for December as yet. We expect that also will be up. So the trend lines are favorable as we had hoped.

Katherine Martinelli - Merrill Lynch - Analyst

So for the fourth quarter, just to be clear on my end, you expect to actually show sequential share gains in the U.S. relative to J&J?

Paul LaViolette - Boston Scientific Corp. - COO

Within the quarter we believe we have gained share, yes.

Katherine Martinelli - Merrill Lynch - Analyst

But for the overall quarter average it may not show that?

Paul LaViolette - Boston Scientific Corp. - COO

Well, we will see that when we see MRG for December we will have a clearer sense of that. But we absolutely have seen independent reports through MRG of share increases in the quarter.

Operator

Rick Wise with Bear Stearns.

Rick Wise - Bear Stearns - Analyst

First I want to make sure I understood Larry what prompted the one-year delay in accretion expectations that came out for 2009 versus your initial ‘08 thought? Is it CRM share related or slower growing drug-eluting stent market, higher expenses? Can you talk about that a little bit?

Larry Best - Boston Scientific Corp. - CFO

Yes, it is primarily what even the Street has looked at. This is going to take a little longer to get the CRM recovery optimized and it is going to take a few more bucks. There is no question from the time we proposed this originally to today which is what we refer to as the short-term scenario, it is going to — and keep in mind our attitude or our philosophy is to get things right and get things solid and so we will tend to spend more money achieving that then not. Otherwise we don’t go into these situations and try to rub the nickel. We go in. We are going to spend whatever it takes as soon as we can to help the Guidant management team and CRM with this recovery program. So our investment profile is we are going to invest for whatever it takes. So it is going to take a little longer; but as Jim Tobin mentioned, the long-term perspective here has not changed. The long-term scenario has not changed and it is what it is. It is going to take another year or so of investment and the CRM recovery will perhaps in our numbers at least, take a little longer. We may be surprised. The Guidant management team thinks the recovery will be accelerated faster than what we're estimating.

Rick Wise - Bear Stearns - Analyst

And to pursue a little bit to make sure I understand you’re thinking clearly, that delay is it something you found there or is it more you are saying to yourself we want to invest a little more — after you saw — if you see the subtle difference between those two?

Paul LaViolette - Boston Scientific Corp. - COO

Yes, Rick, this is Paul. I would say first of all we did a very thorough job. We learned a lot of things. Our basic expectations were met. So our change from the preliminary proposal to the definitive agreement, while due diligence of course took place in between, it is not that we found new things it is just that we have come to a much greater, clearer, comprehensive understanding of the business. And we have allowed ourselves in the model more time for the recovery of share.

Larry Best - Boston Scientific Corp. - CFO

The other thing is what we are trying to do here is provide what we think is the low end of the opportunity and hopefully outperform. And it is that is what we’re trying to do.

Rick Wise - Bear Stearns - Analyst

Makes sense to me. Turning to the stent side again, I know it’s tough to comment on this but what is the likelihood that FTC okays the deal that would extend for you with the Guidant XIENCE stent arrangement? Is that likely to be controversial? And more specifically if they say no, we’re fine with everything except that piece, would the deal still make sense to you without that possibility?

Larry Best - Boston Scientific Corp. - CFO

You have to understand that we began our discussions with the FTC the day of our announcement in December. We have had numerous discussions; clear, open, constructive, cooperative dialogue with a very executive level people at the FTC. So and the good news about this is that they are very knowledgeable so they’ve spent the last year understanding this market. That is a good news for us because they understand the issues. I would say we’re confident all the issues have been discussed at a very high level and we’re confident that we can achieve a favorable outcome.

Rick Wise - Bear Stearns - Analyst

And just to follow up on Katherine’s question on the fourth quarter drug-eluting stent performance, you basically slightly exceeded our numbers worldwide in the quarter with O.U.S. a little better, U.S. a little weaker, Paul, is this Liberte doing well internationally? Are you just in the most general terms do you think you are gaining share? Does it also imply a little weaker U.S. market? Can you be a little more specific on those two points?

Paul LaViolette - Boston Scientific Corp. - COO

Yes, Liberte is doing well internationally. Of course there is MRG data for outside the United States as well; it takes a little bit longer to tabulate. But all indications whether it is literally a country-by-country, account-by-account worldwide rollup, or MRG data shows that our share is very steady in growing markets internationally. And I think that perhaps the greatest positive in the last three or four months internationally are not only the strength of Liberte specifically but the relative strength of Boston Scientific relative to Medtronic. Medtronic has taken some share. It appears that very little of that share has come from BSC which was our strategy, our expectation. But it is gratifying to see that that has come true.

The U.S. market we do think has been slow to rebound and we will again be more granular on the market specifics later in the month. But it is a little bit of U.S. market softness and Liberte strength fundamentally internationally.

Operator

Larry Keutsch with Goldman Sachs.

Larry Keusch - Goldman Sachs - Analyst

Just a couple of quick ones here. Larry, you obviously talked about cash EPS. Can you help us understand a little bit what you’re thinking about amortization of identified intangibles?

Larry Best - Boston Scientific Corp. - CFO

Well the overall amortization that is in our model that we will be reporting as reduction of GAAP is in the $800-855 million range. That is overall. But to answer your question about this transaction alone, without getting in and doing a purchase price allocation, estimating purchased R&D, estimating a lot of things, I don’t have a good number for you. We made some estimates but that doesn’t affect the EPS that is really cash based that we’re presenting today.

Larry Keusch - Goldman Sachs - Analyst

And then I may have missed this but have you guys gone to Novartis, or has Guidant gone to Novartis, to confirm that there can be under the exclusive agreement, that the Abbott transaction the way it is laid out does give you the opportunity to ultimately get access to everolimus?

Larry Best - Boston Scientific Corp. - CFO

We both have reviewed the Novartis agreement and it does provide for a license but safe to say that we will want to meet with Novartis because this is an important transaction for them. They will not only have two premiere medical device companies marketing their products to their benefit; they will have a lot to look forward to.

Larry Keusch - Goldman Sachs - Analyst

And then just lastly, just so I understand it, so when the transaction is completed and let’s say XIENCE does gain FDA clearance it sounds like the way it is structured, right out of the box, Abbott will supply you product that you will sell on an OEM basis. And then it sounded like from what you were talking about if I get this correctly, that you will then build your own manufacturing capabilities for XIENCE. And then ultimately it sounds like you will then move to put everolimus in some form or fashion onto a Boston Scientific delivery and stent platform. Am I understanding that correctly?

Larry Best - Boston Scientific Corp. - CFO

Yes, let me try to explain. The spirit of the agreement with Abbott is that we will share the DES portfolio of Guidant as though we own it. That is how broad the rights are for both companies. Now short-term what that means is that we have the right to 50% of any supply, so there is no supply constraints. And if there are supply constraints both Abbott and Boston Scientific split 50-50 the supply. We don’t — we are not envisioning supply constraints but we have the right to 50-50 supply. We will then go into the market, Europe first, I see U.S. and then Japan, and we have all the rights to market this product, probably call it something different and we will immediately — we will immediately begin to transfer technology to our own facilities. We will immediately begin transferring this platform onto one of our premiere balloon catheter delivery systems. And hopefully to differentiate the product.

Now in our agreement with Abbott if we differentiate the product with the catheter we still owe them — we still have to have a supply agreement under the supply agreement. So we don’t get out underneath the supply agreement until we differentiate the product, both stent and catheter, which obviously will require some additional clinical work.

Larry Keusch - Goldman Sachs - Analyst

And then lastly for Paul, you walked through sort of high level how you position these two different platforms. But could you again share some thoughts — is this really the opportunity to walk into J&J accounts and you will continue to focus primarily on TAXUS in your current accounts? How do you have a sales force sort of position two of these things?

Paul LaViolette - Boston Scientific Corp. - COO

We haven’t worked through those issues yet, Larry. We certainly know our customers are interested in more choice and we’re delighted to be in a position to offer a more diversified productline.

Operator

Tim Nelson with Piper Jaffray.

Tim Nelson - Piper Jaffray - Analyst

You mentioned that you found in your Guidant due diligence that the sales force and engineering capabilities there was largely intact. Could you be more specific about that? How intact is it, maybe in percentages of head count or however you want to frame it, and what will it take to rebuild it?

Larry Best - Boston Scientific Corp. - CFO

Let me speak to the issue of what Guidant is doing which we think is very smart. During this period of transition both on the VI side and the CRM side, they have protected their most valuable assets. That is their people. They have paid them as though they were meeting their expectations. So the good news is the retention of employees is north of 90%. Now Paul you want to elaborate?

Paul LaViolette - Boston Scientific Corp. - COO

It’s a very strong team and the question of what do we need to do to rebuild it, is off base. The team is strong. The team is stable. Even earlier in the year they had gone through a — not earlier in this year but over the last year, year plus they had gone through a field expansion. So what we’re looking at is a very strong team. And I commented earlier that the pipeline investments have been maintained, so you have projects that are underway. You have a robust field organization and I think the management team has done all the right things to power through their current set of issues and to come out as strong or stronger on the other end.

Tim Nelson - Piper Jaffray - Analyst

Has the 10% reduction in head count been more oriented toward sales or engineering or is it equal?

Paul LaViolette - Boston Scientific Corp. - COO

We are not going to disclose specifics but again the comments cannot be more true. The team is very strong, very stable.

Jim Tobin - Boston Scientific Corp. - CEO, President

Let’s wrap it up then. Thanks Paul and Larry for handling the questions. And thank you all for joining us today. We will keep you up-to-date as new developments occur. I hope you all can see that we’re really excited about the prospects of this combination and we’re looking forward to hearing Guidant’s response to our definitive offer. Thank you very much.

Operator

Ladies and gentlemen, that does conclude our conference for today. Thank you for your participation and for using the AT&T executive teleconference service. You may now disconnect.

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Forward-Looking Statements

This presentation contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Boston Scientific Corporation and Guidant Corporation, and the anticipated consequences and benefits of such transaction.  Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements.  These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Boston Scientific.  Relevant risks and uncertainties include those referenced in Boston Scientific’s filings with the Securities and Exchange Commission (“SEC”) (which can be obtained as described in “Additional Information” below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment.  Risks and uncertainties relating to the proposed transaction include: Boston Scientific and Guidant will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Guidant’s operations with Boston Scientific will be materially delayed or will be more costly or difficult than expected.

These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.  Boston Scientific assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

Additional Information

This material is not a substitute for the prospectus/proxy statement and any other documents Boston Scientific and Guidant would file with the SEC if a definitive agreement with Guidant is executed.  Investors and securityholders are urged to read such prospectus/proxy statement and any other such documents, when available, which would contain important information about the proposed transaction.  The prospectus/proxy statement would be, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations.

Boston Scientific is not currently engaged in a solicitation of proxies from the securityholders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of Guidant or in connection with Johnson & Johnson’s proposed acquisition of Guidant.  If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement Boston Scientific and Guidant would file if a definitive agreement with Guidant is executed.